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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                         GIBRALTAR PACKAGING GROUP, INC.
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                                 (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                          (Title of Class of Securities)

                                   374-758-10-0
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                December 11, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 374-758-10-0
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Agro Industrial and Trading Holding B.V.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
        WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Netherlands
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                317,400
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               317,400
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     317,400
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%
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14   TYPE OF REPORTING PERSON*
     HC
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
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CUSIP No. 374-758-10-0

     This original Schedule 13D Statement is filed on behalf of Agro Industrial and Trading Holding B.V., a Netherlands corporation, for the purpose of reporting certain acquisitions by such reporting person of shares of common stock, par value $0.01 per share, of Gibraltar Packaging Group, Inc., a Delaware corporation (the "Shares").

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of common stock, par value $0.01 per share, of Gibraltar Packaging Group, Inc., a Delaware corporation that has its principal executive offices at 274 Riverside Avenue, Westport, Connecticut 06880 ("Gibraltar").


Item 2.   Identity and Background.

     (a) This Schedule 13D Statement is filed on behalf of Agro Industrial and Trading Holding B.V. ("Agro"). Pieter M. S. Visser and Lammert van Keulen are the Directors of Agro.

     (b) The business address of Agro and Messrs. Visser and van Keulen is 18 Lindenstraat, 7411 NV Deventer, Netherlands.

     (c) The principal business of Agro is to act as a holding company with respect to the stock of Mercatura B.V., a Netherlands corporation
("Mercatura"). The principal occupation of each of Messrs. Visser and van Keulen is being a Director of Agro. Mercatura's principal occupation is the trading of agricultural products. Mercatura's business address is 18 Lindenstraat, 7411 NV Deventer, Netherlands.

     (d)  Negative with respect to Agro and Messrs. Visser and van Keulen.

     (e)  Negative with respect to Agro and Messrs. Visser and van Keulen.

     (f) Agro is a corporation organized under the laws of the Netherlands. Messrs. Visser and van Keulen are citizens of the Netherlands.


Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by the Agro were acquired for the aggregate purchase price of approximately $1.3 million. Agro purchased such Shares with its working capital.


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CUSIP No. 374-758-10-0

Item 4.   Purpose of Transaction.

     Agro purchased the Shares to acquire a significant minority interest in Gibraltar for the purposes of investment. Depending on future market conditions, developments with respect to Gibraltar's business and other factors, Agro may seek to acquire additional Shares.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item, Agro presently has no plans or proposals that relate to or would result in any of the following:

          (i) a merger, consolidation or other business combination involving Gibraltar or the reorganization or liquidation of Gibraltar;

          (ii) the sale or disposition of a material amount of assets of Gibraltar;

          (iii) a change in the present board of directors or management of Gibraltar;

          (iv) a material change in the present capitalization or dividend policy of Gibraltar;

          (v) a material change in the business or corporate structure of Gibraltar;

          (vi) a change to the charter, bylaws or other similar instruments of Gibraltar, or the impediment of the acquisition of control of Gibraltar by any person;

          (vii) the cessation of authorization to be quoted in an inter-dealer quotation system of a registered national securities association;

          (viii) a class of equity securities of Gibraltar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and

          (ix)   any action similar to any of those enumerated in (i) through
(viii) above.

     Agro reserves the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, Agro may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above.

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CUSIP No. 374-758-10-0

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by Gibraltar, there are 5,041,544 Shares outstanding (the "Outstanding Shares"). Agro is the beneficial owner of 317,400 Shares, or approximately 6.3% of the Outstanding Shares. To the best knowledge of Agro, neither Mr. Visser nor Mr. van Keulen owns any Shares directly.

     (b) Agro has the sole power to vote or to direct the voting of, and has the sole power to dispose or to direct the disposition of, the Shares owned by it.

     (c) During the past 60 days, Agro purchased the following Shares in open market transactions:

          Date the Shares      Number        Purchase Price Per Share
          Were Purchased      of Shares      (Excluding Commissions)
          ---------------     ---------      ------------------------
           12/10/96             20,000                $3.44
           12/11/96             30,000                $3.38
           12/20/96             35,000                $3.31

     (d)  Not Applicable.

     (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not applicable.


Item 7.   Material to be Filed as Exhibits.

          Not applicable.

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CUSIP No. 374-758-10-0

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Agro Industrial and Trading Holding B.V.


Dated:  January 13, 1997           By: /s/ Pieter M. S. Visser
                                      -------------------------------------
                                      Pieter M. S. Visser, Director